FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Wilgenbusch, Nancy	2. Date of Event Requiring Statement Month/Day/Year January 27, 2003	4. Issuer Name and Ticker or Trading Symbol West Coast Bancorp (WCBO)
(Last) (First) (Middle) 5335 Meadows Road, Suite 201	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Lake Oswego, OR 97034			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No securities owned
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ Bradley C. Lynott, attorney in fact for Nancy Wilgenbusch **Signature of Reporting Person	January 27, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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                      Limited Purpose Power of Attorney

I, Nancy Wilgenbusch, appoint Richard R. Rasmussen and Bradley C. Lynott as my true and lawful attorneys-in-fact to:

(1)  Execute Forms 3, 4 and 5 for me in my capacity as a director of West Coast Bancorp ("WCB") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and its rules;

(2)  Do anything required on my behalf to complete and execute Forms 3, 4 and 5 and timely file them with the United States Securities and Exchange Commission, any stock exchange or similar authority;

(3)  Undertake any other action, which in the opinion of the attorneys-in-fact may benefit me, be in my best interest or be legally required by me under federal securities laws and regulations governing insider reporting.

I grant and appoint Richard R. Rasmussen and Bradley C. Lynott, each with the ability to act alone, full power to take all actions as required or advisable in the exercise of any rights and powers granted in this limited power of attorney, as though performed be me personally with full power of substitution or revocation.  I confirm and ratify all that Richard R. Ramussen or Bradley C. Lynott ratifies and confirms.  I substitute and revoke all that Richard R. Rasmussen or Bradley C. Lynott substitutes and revokes in their actions on my behalf.

I understand that Richard R. Rasmussen and Bradley C. Lynott are performing these actions at my request and neither individual nor WCB is assuming any of my responsibilities to comply with federal securities laws and regulations governing insider reporting.

This power of attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 and 5 or until I revoke this power by delivering a written, signed and notarized document to Richard R. Rasmussen or Bradley C. Lynott.

Signed January 15, 2003                 _/s/ Nancy Wilgenbusch_________________________
                                            Signature